ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS OF
SSR MINING INC.
(THE “COMPANY”)
Held on May 10, 2018
REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)
Shares represented at the meeting:         85,060,488
Total outstanding Shares as at Record Date:    119,919,599

MATTERS VOTED UPON	VOTING RESULTS
1. Set the Number of Directors	Votes in Favour	Votes Against
To set the number of directors at nine.	62,073,280 (99.39%)	380,763 (0.61%)
The number of directors was set at nine.
2. Election of Directors	Votes in Favour	Votes Withheld
The election of the following nominees as directors of the Company for the ensuing year or until their successors are appointed:
A.E. Michael Anglin	61,884,881 (99.09%)	567,609 (0.91%)
Paul Benson	62,082,965 (99.41%)	369,525 (0.59%)
Brian R. Booth	61,607,389 (98.65%)	845,101 (1.35%)
Simon A. Fish	61,975,185 (99.24%)	477,305 (0.76%)
Gustavo A. Herrero	61,623,222 (98.67%)	829,268 (1.33%)
Beverlee F. Park	61,530,997 (98.52%)	921,493 (1.48%)
Richard D. Paterson	61,841,770 (99.02%)	610,720 (0.98%)
Steven P. Reid	61,637,145 (98.69%)	815,345 (1.31%)
Elizabeth A. Wademan	62,041,300 (99.34%)	411,190 (0.66%)
Each of the nine nominees proposed by management was elected as a director of the Company.
3. Appointment of Auditor	Votes in Favour	Votes Withheld
The appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and the authorization of the directors to set the auditor’s remuneration.
	84,364,844 (99.18%)	694,033 (0.82%)
PricewaterhouseCoopers LLP, Chartered Professional Accountants, was re-appointed as the auditor of the Company and the directors were authorized to set their remuneration.
4. Advisory Vote on Executive Compensation	Votes in Favour	Votes Against
A non-binding, advisory resolution accepting the Company’s approach to executive compensation, as more particularly described and set forth in the accompanying management information circular of the Company dated March 21, 2018 (the “Circular”).
	60,664,122 (97.13%)	1,789,921 (2.87%)
The non-binding, advisory resolution accepting the Company’s approach to executive compensation was approved.

SSR Mining Inc.	PHONE +1 604.689.3846	Suite 800 - 1055 Dunsmuir Street
www.ssrmining.com	TOLL FREE +1 888.338.0046	PO Box 49088
Vancouver, BC, Canada V7X 1G4

5. Approval of Amended and Restated Shareholder Rights Plan	Votes in Favour	Votes Against
An ordinary resolution continuing, ratifying, amending and restating the Company’s shareholder rights plan, as more particularly described and set forth in the Circular (the “Amended and Restated Shareholder Rights Plan”).
	61,709,796 (98.81%)	744,246 (1.19%)
The Amended and Restated Shareholder Rights Plan was continued, ratified and approved.
6. Advisory Vote of Virtual-Only Annual Meeting of Shareholders for 2019	Votes in Favour	Votes Against
A non-binding, advisory resolution authorizing the Company, at the sole and absolute discretion of the Board of Directors, to adopt a virtual-only format for its 2019 annual meeting of shareholders, as more particularly described and set forth in the Circular (the “Virtual-Only 2019 Annual Meeting Resolution”).
	13,689,419 (21.92%)	48,764,623 (78.08%)
The non-binding, advisory Virtual-Only 2019 Annual Meeting Resolution was not approved.

May 14, 2018
Vancouver, British Columbia

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